MICHAEL A. LITTMAN
                                 Attorney at Law
                                7609 Ralston Road
                                Arvada, CO 80002
                       (303) 422-8127 * (303) 431-1567 Fax
                                malattyco@aol.com

                                  July 3, 2014


VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
Attn:  H. Roger Schwall or Paul Monsour
Washington, D.C.  20549

RE: THREE FORKS, INC.

AMENDMENT NO. 4 TO REGISTRATION STATEMENT ON FORM S-1
FILED JUNE 10, 2014
FILE NO. 333-192228

AMENDMENT NO. 1 TO FORM 10-K FOR FISCAL YEAR ENDED DECEMBER 31, 2013 FILED JUNE 10, 2014
FILE NO. 0-55033

Dear Messrs. Schwall and Monsour:

Enclosed with this letter please find responses to comments from the Securities and Exchange Commission (SEC) letter dated June 19, 2014.

AMENDMENT NO. 4 TO REGISTRATION STATEMENT ON FORM S-1 FILED MAY 8, 2014
------------------------------------------------------------------------
GENERAL
-------

     1. To the extent you make changes in your Form S-1 in response to the comments below, please make conforming changes to your Form 10-K for the fiscal year ended December 31, 2013, as applicable.

ANSWER: We have made these changes to our Annual Report on Form 10-K for the year ended December 31, 2013 and have filed Amendment No. 2 reflecting those changes.

WE HAVE LIMITED ACCESS TO ADDITIONAL FUNDS........ PAGE 8
---------------------------------------------------------

     2. Briefly describe or summarize the "certain terms and conditions" referenced in the second paragraph. Also file the Credit Facility as an exhibit to the registration statement.

ANSWER: We have added additional disclosure to the risk factor to include a summary of the terms and conditions of the negative covenants in the document and have included the document as an exhibit to the Amendment No. 5 to Registration Statement on Form S-1.

AMENDMENT NO. 1 TO FORM 10-K FOR FISCAL YEAR ENDED DECEMBER 31, 2013
--------------------------------------------------------------------
FINANCIAL STATEMENTS OF THREE FORKS, INC.
-----------------------------------------
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM, PAGE F-2
-----------------------------------------------------------------

     3. It does not appears that you revised the audit opinion as confirmed in your response. Therefore, we re-issue comment 6 from our letter dated May 22, 2014:

     o The first paragraph does not refer to the separate periods from March 28, 2012 (inception) through December 31, 2012 and January 1, 2013 through December 31, 2013.

     o The third paragraph does not include an opinion on the financial position of Three Forks, Inc. as of December 31, 2013.

     o The third paragraph does not refer to the separate periods from March 28, 2012 (inception) through December 31, 2012 and January 1, 2013 through December 31, 2013.

ANSWER:

We have made such revisions to the Report of the Independent Registered Public Accounting Firm.

EXHIBIT 99.5
------------

     4. Please refer to the tabular summary entitled "Estimated Proved Reserves" on page 2 of the reserves report and clarify for us why there are no proved shut-in reserves attributable to the net investment of $211.8 thousand dollars.

ANSWER:  The report has been revised in response to your comment.

     5. The reserve report refers to a "[s]ummary presentation by reserve category at the scheduled price scenario" and a "[p]resentation by reserve category by producing area." These items do not appear to have been included in
Exhibit 99.5. If you intend to include this supplemental information, please obtain and file a revised report from your engineers to render the report complete. Alternatively, remove these references if you do not intend to include this supplemental information in Exhibit 99.5. For additional guidance about the required content of the third party report, please refer to Item 1202(a)(8) of Regulation S-K, also paragraph 3(e) on page 72 of section IV.B of the Modernization of Oil and Gas Reporting Final Rule, available on our website at the following address: http://www.sec.gov/rules/final/2008/33-8995.pdf.

ANSWER: We have filed the full report as an exhibit to Amendment No. 5 to Registration Statement on Form S-1.

     6. The reserves report does appear to include all of the disclosures required by Item 1202(a)(8) of Regulation S-K. Please obtain and file a revised report from your engineers to address the following information in order to satisfy your filing obligations.

     - The purpose for which the report was prepared (e.g. for inclusion as an exhibit in a filing made with the U.S. Securities and Exchange Commission (SEC)(Item 1202(a)(8)(i)).

     - The date on which the report was completed (in addition to the effective date) (Item 1202(a)(8)(ii)).

     - The proportion of the Company's total proved reserves covered by the report (Item 1202(a)(8)(iv)0.

     -    A discussion  of the possible  effects of regulation on the ability of
          the   registration   to   recover   the   estimated   reserves   (Item
          1202(a)(8)(vi)).

ANSWER: Ralph E. Davis and Associates have revised the report in response to the comment and the report, in full, has been filed as an exhibit to Amendment No. 5 to Registration Statement on Form S-1.

We  hope  this  filing  satisfies  your  comments.   If  you  have  any  further
requirements, please let me know.

                                                     Sincerely,

                                                     /s/ Michael A. Littman

                                                     Michael A. Littman
MAL:kjk